Exhibit 99.2

GRAVITY REPORTS CONSOLIDATED FINANCIAL RESULTS FOR 2018

Seoul, South Korea, March 29 2019 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity'” or the “Company'”), an online and mobile game developer and publisher based in South Korea, announces its consolidated financial results for the fiscal year ended December 31, 2018, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. The consolidated subsidiaries as of December 31, 2018 are NeoCyon, Inc., Gravity Interactive, Inc., Gravity Entertainment Corporation and Gravity Communications Co.,Ltd. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2018 were KRW 286,770 million (US$ 257,690 thousand), representing a 102.5% increase from KRW 141,623 million for 2017.

Subscription revenue decreased by 28.9% to KRW 25,897 million (US$ 23,272 thousand) in 2018 from KRW 36,428 million in 2017. The decrease in subscription revenue was mostly decreased revenues from Ragnarok Online and Ragnarok Prequel in Taiwan.

Royalties and licensing fees revenue for 2018 was KRW 13,556 million (US$ 12,181 thousand), representing a 16.6% decrease from KRW 16,244 million for 2017. This decrease primarily resulted from decreased revenues from Ragnarok Online in Thailand and deferred revenue recognition related to Ragnarok Online II in China based on a game development and publishing agreement in 2017, which did not incur in 2018.

Mobile game revenue for 2018 was KRW 239,489 million (US$ 215,203 thousand), representing a 189.9% increase from KRW 82,624 million for 2017. This increase was mainly due to the launch of Ragnarok M: Eternal Love in Korea on March 14, 2018 and the launch of the game in Southeast Asia on October 31, 2018 and increased revenue from Ragnarok M: Eternal Love in Taiwan.

Other revenue was KRW 7,828 million (US$ 7,034 thousand) in 2018, representing a 23.7% increase from KRW 6,327 million in 2017.

Cost of revenues was KRW 210,044 million (US$ 188,744 thousand) in 2018, representing a 122.9% increase from KRW 94,234 million in 2017. The increase in cost of revenues was mainly due to increased commission paid related to game services for Ragnarok M: Eternal Love.

As a result of the foregoing factors, gross profit for 2018 was KRW 76,726 million (US$ 68,946 thousand), representing a 61.9% increase from KRW 47,389 million for 2017.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A increased 28.8% to KRW 42,837 million (US$ 38,493 thousand) in 2018 compared with KRW 33,251 million in 2017. This increase in SG&A was mostly attributable to increased advertising expenses for Ragnarok M: Eternal Love in Korea and research and development expenses.

Based on the foregoing factors, the Company recorded an operating income of KRW 33,889 million (US$ 30,453 thousand) in 2018, compared to an operating income of KRW 14,138 million in 2017.

Non-operating Income and Non-operating Expenses

Non-operating income for 2018 was KRW 550 million (US$ 494 thousand) compared with non-operating income KRW 320 million in 2017. This increase in non-operating income was primarily due to decreased loss on an unrealized foreign currency and increased interest income, which was partially offset by increased impairment loss on intangible assets related to Sword and Fairy: Mirror’s Mirage.

Profit before income tax for 2018 was KRW 34,439million (US$ 30,947 thousand), compared with profit before income tax of KRW 14,458 million in 2017.

Gravity recorded a net profit of KRW 31,386 million (US$ 28,203 thousand) in 2018 compared with a net profit of KRW 13,314 million in 2017.

The balance of cash and cash equivalents and short-term financial instruments was KRW 95,551 million (US$ 85,862 thousand) as of December 31, 2018.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,112.85 to US$1.00, the noon buying rate in effect on December 31, 2018 as quoted by the Federal Reserve Bank of New York.